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                              July 9, 2020

       Eli Hazum
       Acting Chief Executive Officer
       PainReform Ltd.
       60C Medinat Hayehudim
       Herzliya, 4676670, Israel

                                                        Re: PainReform Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed June 30, 2020
                                                            File No. 333-239576

       Dear Mr. Hazum:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 30, 2020

       Management's Discussion & Analysis of Financial Condition and Results of Operations, page 43

   1. We note your response to comment 1, which we reissue in part. We note you continue to state your conclusion
that your drug-delivery system prolongs the in vivo activity of APIs thus increasing the
therapeutic window for treatment (for example, page 43 and page 52).
                                                        Please revise your
document to remove all such statements.

       Shares Eligible for Future Sale, page 98

   2. We note your disclosure concerning the registration rights granted to certain purchasers of your preferred shares
in November 2008. We also note the Investors' Rights Agreement filed as Exhibit 10.8.
Please revise your disclosure to clarify if the disclosure concerning
 Eli Hazum
PainReform Ltd.
July 9, 2020
Page 2
      the Registration Rights Agreement is referring to the Investors' Rights Agreement or if there is a separate agreement with your investors that provides for additional registration rights.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameEli Hazum
                                                            Division of
Corporation Finance
Comapany NamePainReform Ltd.
                                                            Office of Life
Sciences
July 9, 2020 Page 2
cc:       Steven Glusband, Esq.
FirstName LastName